UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A

of the Securities Act of 1933

August 4, 2020

(Date of Report (Date of earliest event reported))

Blockstack PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Contribution Agreement and Loan Agreement with Stacks Open Internet Foundation, Inc.

On August 4, 2020, Blockstack PBC (the “Company”) entered into a Contribution Agreement (the “Contribution Agreement”) and a Loan Agreement (the “Loan Agreement”) with the Stacks Open Internet Foundation, Inc. (the “Stacks Foundation”). The Stacks Foundation is a Delaware non-profit, non-stock corporation formed in April 2020, and is focused on supporting the Stacks blockchain and Stacks ecosystem. The Stacks Foundation is governed by a board comprised of persons independent of the Company representing stakeholders in the Stacks ecosystem. Additional details about the Stacks Foundation are available at https://stacks.org/.

Under the terms of the Contribution Agreement, the Company has agreed to transfer to the Stacks Foundation certain assets, including the Company’s intellectual property rights in the Stacks 2.0 blockchain software and one hundred million (100,000,000) Stacks tokens (collectively, the “Contributed Assets”). The Stacks Foundation will have complete control over the Contributed Assets and complete discretion over their subsequent administration, development, and deployment. The foregoing description of the Contribution Agreement is only a summary of its content and does not purport to be complete. A copy of the Contribution Agreement is attached hereto as Exhibit 15.1 and is incorporated herein by reference.

In addition, under the terms of the Loan Agreement, the Company is providing the Stacks Foundation with a loan facility of up to $950,000 to be repaid in four quarterly installments beginning twenty-four months following the date of the loan and bearing a fixed interest rate of 0.17% per year. The foregoing description of the Loan Agreement is only a summary of its content and does not purport to be complete. A copy of the Loan Agreement is attached hereto as Exhibit 15.2 and is incorporated herein by reference.

As part of its plans for decentralization, the Company anticipates entering into similarly-structured transactions, though of lesser value, with additional entities independent of the Company that support the Stacks ecosystem. The Company does not plan to disclose such additional transactions on Form 1-U.

Forward-looking statements

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our plans for decentralization of the Stacks ecosystem. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the SEC, including in the “Risk Factors” and “Management’s Discussion & Analysis” sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

EXHIBITS

Index to Exhibits

Exhibit No.	Description

15.1	Contribution Agreement, by and between Blockstack PBC and Stacks Open Internet Foundation, Inc., dated as of July 27, 2020

15.2	Loan Agreement, by and between Blockstack PBC and Stacks Open Internet Foundation, Inc., dated as of July 27, 2020

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

By:	/s/ Muneeb Ali
Name:	Muneeb Ali
Title:	Chief Executive Officer

Date: August 10, 2020